UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Business Combination Agreement-Stratasys’ subsidiary MakerBot

On May 12, 2022, Stratasys Ltd. (“we,” “us,” “Stratasys” or the “Company”) announced our entry into a definitive agreement pursuant to which the Company’s subsidiary, MakerBot, will undergo a business combination with Ultimaker, an entity backed by NPM Capital, to form a new entity. The new combined company will offer a comprehensive desktop 3D printing solution set of hardware, software and materials. Under the terms of the agreement, NPM Capital will contribute Ultimaker’s assets, invest $15.4 million, and own 54.4% of the combined company, while Stratasys will contribute MakerBot’s assets, invest $47 million, and own 45.6% of the combined company (all subject to adjustments in the definitive documentation). The combined $62.4 million of committed financial backing is intended to fuel ecosystem innovation and further expand customer reach and applications.

The transaction is subject to the receipt of regulatory approvals and the satisfaction of other customary closing conditions. As a result, the definitive time frame for the closing of the transaction is not yet available, although closing is currently expected to occur over the course of the second or third quarters of 2022. A copy of our press release announcing the merger is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Form 6-K”).

The contents of this Form 6-K (but excluding the exhibits hereto) are incorporated by reference in the Company’s registration statements on Form S-8 (SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, and 333-262952 filed by the Company with the Securities and Exchange Commission on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, and February 24, 2022, respectively) and Form F-3 (SEC file number 333-253780 filed by the Company with the Securities and Exchange Commission on March 22, 2021) and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 12, 2022	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release, dated May 12, 2022, announcing MakerBot’s business combinationmerger with NPM Capital-backed Ultimaker

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